EXHIBIT 99.1

NOMAD ROYALTY COMPANY TO PARTICIPATE IN RENMARK’S VIRTUAL NON-DEAL ROADSHOW SERIES ON MONDAY, DECEMBER 13 AND WEDNESDAY, DECEMBER 15, 2021

Montreal, Québec – December 13, 2021

Nomad Royalty Company Ltd. (“Nomad” or the “Company”) (TSX : NSR, NYSE: NSR) is pleased to announce that Company’s management will be participating in Renmark Financial Communications Inc.’s live Virtual Non-Deal Roadshow Series to discuss its latest investor presentation on Monday, December 13, at 12:00PM EST (today) and Wednesday, December 15 at 12:00PM EST. Nomad welcomes stakeholders, investors, and other individual followers to register and attend these live events.

The presentation series will feature Chief Executive Officer, Vincent Metcalfe and Chief Investment Officer, Joseph de la Plante. Topics to be covered will include the latest investor presentation and recent acquisitions followed by a live Q&A. Investors interested in participating in these events will need to register using the links below. As a reminder, registration for the live events may be limited but access to the replay after the event will be on the Company’s Investor website.

REGISTER HERE:

Monday, December 13 12:00PM EST - https://www.renmarkfinancial.com/events/renmark-virtual-non-deal-roadshow-tsx-nsr-nyse-nsr-2021-12-13-120000

Wednesday, December 15 12:00PM EST - https://www.renmarkfinancial.com/events/renmark-virtual-non-deal-roadshow-tsx-nsr-nyse-nsr-2021-12-15-120000

To ensure smooth connectivity, please access this link using the latest version of Google Chrome.

ABOUT RENMARK

Founded in 1999, Renmark Financial Communications Inc. (“Renmark”) is North America’s leading retail investor relations firm. Employing a strategic and comprehensive mix of exposure tactics, Renmark hosts Virtual Non-Deal Roadshows as well as in-person corporate presentations and maintains daily communications with thousands of brokers and money managers across Canada and the United States. Renmark empowers its publicly-traded clientele to maximize their visibility within the financial community and strengthen their investor audience.

CONTACT INFORMATION

Robert Thaemlitz: rthaemlitz@renmarkfinancial.com

Tel.: (416) 644-2020 or (212) 812-7680

ABOUT NOMAD

Nomad Royalty Company Ltd. is a gold & silver royalty company that purchases rights to a percentage of the gold or silver produced from a mine, for the life of the mine. Nomad owns a portfolio of 15 royalty and stream assets, of which 8 are on currently producing mines. Nomad plans to grow and diversify its low-cost production profile through the acquisition of additional producing and near-term producing gold & silver streams and royalties. For more information please visit: www.nomadroyalty.com.

1

CONTACT INFORMATION

For more information about Nomad Royalty Company, please visit our website at www.nomadroyalty.com or email us:

Vincent Metcalfe, CEO	Joseph de la Plante, CIO
vmetcalfe@nomadroyalty.com	jdelaplante@nomadroyalty.com

Nomad Royalty Company Ltd.

500-1275 ave. des Canadiens-de-Montréal

Montreal, Québec H3B 0G4	nomadroyalty.com

2